SEC File No. 82-34725




06017249

RECEIVED
2006 OCT -3 A 11:39
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AGRICORE UNITED ANNOUNCES INVESTOR RELATIONS CALENDAR

WINNIPEG, MANITOBA (September 29, 2006) – Agricore United (TSX:AU) today announced its expected financial information release dates for the 2006 and 2007 fiscal year:

- 4th quarter and year ending October 31, 2006 – Thursday, December 14, 2006
- 1st quarter ending January 31, 2007 – Thursday, March 15, 2007
- 2nd quarter ending April 30, 2007 – Thursday, June 14, 2007
- 3rd quarter ending July 31, 2007 – Thursday, September 13, 2007
- 4th quarter and year ending October 31, 2007 – Thursday, December 13, 2007

SUPP

In addition, Agricore United's Annual Shareholders' Meeting, including a simultaneous webcast, will be held at 9:00 a.m. MST, Wednesday, February 7th, 2007 at the Hyatt Regency Calgary, 700 Centre Street S. E., Calgary, Alberta, Canada.

Updates to the Agricore United's Investor Relations calendar are available from the Investors section of the Company's website at www.agricoreunited.com.

Agricore United is one of Canada's leading agri-businesses with headquarters in Winnipeg, Manitoba and extensive operations and distribution capabilities across western Canada, as well as operations in the United States and Japan. Agricore United uses its technology, services and logistics expertise to leverage its network of facilities and connect agricultural customers to domestic and international customers and suppliers. The company's operations are diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial services. Agricore United's common shares are traded on the Toronto Stock Exchange under the symbol "AU".

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FOR MORE INFORMATION, CONTACT:

Lori Robidoux
Vice President,
Corporate Finance and Investor Relations
(204) 944-5656
lrobidoux@agricoreunited.com

PROCESSED
OCT 04 2006
THOMSON
FINANCIAL